Exhibit 99.4

Financial Statement Request Form

Rather than receiving Almaden Minerals Ltd.’s (the “Company”) financial statements by mail, you may choose to access them at www-sedar.com. If you would like to receive, by mail, either the Company's interim financial statements and associated Management Discussion and Analysis (“MD&A') and/or annual financial statements and associated MD&A, for the Company's current financial year, please make your selection below.

Please select one or both of the following options:	InterimFinancial Statements and associated MD&A

Annual Financial Statements and associated MD&A

Name:

Address:
	Street Name & Number		Apt. or Suite

City	Prov. or State	Country	Postal or Zip Code

Preferred Method of Communication:	Email:	or Mail:

* Signature:	Date:

PLEASE RETURN YOUR COMPLETED REQUEST FORM BY MAIL TO:

ALMADEN MINERALS LTD.
1103 - 750 WEST PENDER STREET VANCOUVER. B.C.
V6C 2T8

OR BY FAX TO: 604-689-7645

OR BY EMAIL TO: info@almadenminerals.com